Ex-99.1

OwlTing Group (NASDAQ: OWLS) Introduces Booking Engine for Agent Checkout, Bringing End-to-End AI Agent Bookings to the Hospitality Industry

Combining Agent Wallet, Agent Checkout, and Harbor, OwlPay is building booking, payment confirmation, and global settlement infrastructure for hospitality Agentic Commerce, anchored by 2,800+ hotel and accommodation clients on its OwlNest platform

OwlPay

Nasdaq: OWLS

OwlPay Booking Engine for Agent Checkout

Integrating Room Recommendation, Payments, and Settlement

1 AI Discovery

AI Agent

Find me a hotel in Phuket under $200 for this weekend

Sure! I found several great hotels in Phuket under $200 for this weekend(May 23-May 24).
Here is the best option for you:

The Phuket Hotel
★★★★
8.7 Excellent
1.2 km from Patong Beach
$180 / 1 night

Write a message...

2 Room Recommendation

AI Agent

Great choice! Here are the details for your selected hotel:

The Phuket Hotel
★★★★
8.7 Excellent
1.2 km from Patong Beach

Yes! Please book this for me.

Got it, processing transaction now...

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3 Checkout & Settlement

OwlPay Agent Checkout

Order Summary

The Phuket Hotel
★★★★
May 23—May 24, 2026 (1 night)
1.2 km from Patong Beach
$180

Payment Processing

Payment authorized sucessfully $180

Booking Confirmed!

view booking details

Return to Chat

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Arlington, Virginia, United States, May 19, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company, today announced the upcoming launch of OwlPay Booking Engine for Agent Checkout (the "Service"), a new hospitality booking engine designed to help hotels, B&Bs, Online Travel Agencies (OTAs) and hospitality platforms support AI agent-initiated bookings and payments. The Service integrates three purpose-built layers: OwlPay Agent Checkout for booking confirmation and payment acceptance, OwlPay Agent Wallet1 for AI agent-authorized payment, and OwlPay Harbor for cross-border supplier settlement2, forming an end-to-end pathway for AI agent-driven hospitality bookings. The Service is expected to roll out in June 2026.

1 According to OwlTing's press release "OwlTing Group (NASDAQ: OWLS) Launches OwlPay Agent Wallet, Targeting the Emerging Multi-Trillion-Dollar Agentic Commerce Economy" announced on May 4, 2026. Please see https://www.globenewswire.com/news-release/2026/05/04/3286859/0/en/owlting-group-nasdaq-owls-launches-owlpay-agent-wallet-targeting-the-emerging-multi-trillion-dollar-agentic-commerce-economy.html

2 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

To bring the Service to market at launch, the Company intends to first onboard its existing hospitality client base through its OwlNest property management system, which today serves over 2,800 hotel and accommodation clients worldwide, as the initial deployment audience for the Service. In 2025, gross booking volume across OwlNest client platforms reached approximately USD 280 million, with monthly gross order volume within OwlTing's Asia-focused booking ecosystem reaching approximately USD 30 million in each of March and April 20263. These figures represent the aggregate value of real hospitality transactions within OwlTing's existing client network, not OwlTing revenue and not amounts currently processed through OwlPay. They reflect the Company's immediate addressable audience for initial rollout, not the ceiling of the market opportunity the Service is designed to address.

According to Phocuswright Research, global online travel gross bookings are projected to reach approximately USD 1.2 trillion by 2026, with hotels and lodging representing the single largest category within that total and online penetration in the hotel segment rising from 55% in 2024 to 58% by 20264. IDC predicts that 30% of all travel bookings will be executed by AI agents by 20305. Even a modest reallocation of this global online volume toward AI-initiated channels would represent a fundamental change in hospitality distribution.

The Service is designed to generate revenue across three streams: platform service fees from hospitality operators integrating the Service into their booking infrastructure; payment service fees on multi-currency transactions settled through OwlPay Harbor's licensed cross-border rails; and per-transaction fees on AI agent-initiated bookings processed end-to-end through the Service. This structure is designed to allow the Company to participate directly in the economics of hospitality booking transactions at scale. The timing and scale of adoption remain subject to market conditions and regulatory requirements.6

3 Gross booking volume figures represent the aggregate value of hospitality reservations made through OwlNest client platforms and OwlTing's Asia-focused booking ecosystem during the periods indicated. These figures are not OwlTing revenue, do not represent amounts fully processed through OwlPay, and are not indicative of future performance.

4 According to Phocuswright's “Travel Forward: Data, Insights and Trends for 2025” report. For more details, please see: https://www.phocuswright.com/Travel-Research/Research-Updates/2025/1-2-T-dollars-in-online-bookings-by-end-of-2026

5 According to IDC’s “FutureScape: Worldwide Hospitality, Dining, and Travel 2026 Predictions,” as summarized in IDC's official blog. For more details, please see: https://www.idc.com/resource-center/blog/agentic-ai-will-redefine-travel-and-hospitality-in-2026/

6 Please see “Forward-Looking Statements” below.

“OwlPay is not entering Agentic Commerce from scratch,” said Darren Wang, Founder and CEO at OwlTing Group. “We already participate in real hospitality booking payment flows across Asia-focused booking engines and OTA-related scenarios. The gross booking volumes within our existing client ecosystem reflect real hospitality transactions, multi-currency complexity, and supplier payout needs, and they represent our initial proof point, not the ceiling of what we are building toward. Our goal is to extend this infrastructure to the global hospitality market, helping hotels, B&Bs, OTAs, and hospitality platforms become AI-agent-ready.”

A traveler asking their agent to "find me a beachfront room in Phuket for next weekend under $200 and book it" illustrates the kind of end-to-end journey the Service is designed to support, from search and reservation through payment and confirmation, with funds settling to the property on the back end.

OwlPay Booking Engine for Agent Checkout is designed to support AI agent-driven hospitality bookings across four steps:

•
Search & Reservation. AI agents acting on a traveler's instructions can search, compare, and select hotels, B&Bs, or short-term rental properties. The Service is designed to carry that conversational request directly into a real booking with the chosen operator.
•
Authorized Payment. OwlPay Agent Wallet serves as the payment layer of the Service, giving the AI agent a self-custody wallet designed to execute payments within the scope of user authorization. Funding paths include the Company's Visa Direct integration7, which allows eligible U.S. debit cardholders to fund USDC transactions without a separate exchange account.
•
Booking Confirmation. OwlPay Agent Checkout, the payment confirmation and order-verification module of the Service, built on the x402 open payment standard, is intended to let hospitality operators receive AI agent-initiated bookings, confirm payment, and return reservation status to the booking engine in real time. Settlement is designed to run through OwlTing's licensed rails, allowing operators to receive funds in fiat without managing digital currency balances themselves.

7 According to OwlTing’s press release “OwlTing Group (NASDAQ: OWLS) Expands Visa Collaboration to Support U.S. Debit Card Funding of USDC Transactions” announced on April 9, 2026. Please see https://www.globenewswire.com/news-release/2026/04/09/3270890/0/en/owlting-group-nasdaq-owls-expands-visa-collaboration-to-support-u-s-debit-card-funding-of-usdc-transactions.html

•
Cross-Border Settlement. OwlPay Harbor serves as the back-end settlement layer of the Service and is positioned to extend its existing settlement capabilities into the supplier-payment segment. For OTAs and hospitality platforms that disburse funds to property owners worldwide, Harbor aims to streamline how multi-currency proceeds reach hotels, B&Bs, and individual property owners across jurisdictions.

To make this real from day one, OwlTing plans to bring the OwlNest base online at launch by integrating the Service directly into the property management layer. For hospitality operators not yet building AI capabilities of their own, working with OwlPay and OwlNest is designed to provide a ready path to take AI agent bookings: their guests gain a complete agent-led journey from search through booking and payment, while reservations continue to flow into existing systems as they would from any other channel.

With the Service combining Agent Wallet for authorized payment, Agent Checkout for booking confirmation, and Harbor for global supplier settlement, all operating under one licensed framework, backed by Money Transmitter Licenses or their equivalent in 40 U.S. states8, OwlPay Booking Engine for Agent Checkout is designed to support the full booking-to-settlement loop as AI agents take on a larger role in the future of hospitality commerce.

8 As of May 19, 2026, OwlTing Group has obtained MTL licenses or their equivalent in 40 U.S. states and is applying for licenses in additional states. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2026, OwlTing was named to the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list, ranking No. 226 among the top 500 fastest-growing companies in the region with a 42% CAGR. In 2025, OwlTing was ranked among the top 2 global players for the "Enterprise & B2B" category in the digital currency sector by CB Insights' statistics. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

Third-Party Information

This press release may contain references to third-party companies, products, services, or research publications. Such references are provided for informational purposes only and do not constitute an endorsement, sponsorship, or recommendation by the Company unless expressly stated.

Product Availability

Certain products or services described in this press release, including OwlPay Booking Engine for Agent Checkout, may not be available in all jurisdictions and may be subject to regulatory approvals and compliance with applicable laws and regulations. It is expected to launch in June 2026; actual availability, timing, and feature scope may differ and remain subject to change.

OwlTing Group Media Relations

pr_office@owlting.com

OwlTing Group Investor Relations

ir@owlting.com